O’Melveny & Myers LLP	T: +1 415 984 8700
Two Embarcadero Center	F: +1 415 984 8701
28th Floor	omm.com
San Francisco, CA 94111-3823

May 31, 2017

VIA EDGAR AND FEDERAL EXPRESS

Jan Woo
Legal Branch Chief, Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form F-1
Filed April 28, 2017
File No. 333-217548

Dear Ms. Woo:

On behalf of Sphere 3D Corp., an Ontario corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated May 16, 2017 (the “Comment Letter”), regarding the above referenced registration statement on Form F-1 (the “Registration Statement”). The Company will revise the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments to reflect these revisions and plans to file the Amended Registration Statement with the Commission.

Please find below our responses to your comments. For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

1.

Please provide us an analysis regarding your eligibility to use Form F-1. Address in your response the statement on page 52 of your Form 20-F for the fiscal year ended December 31, 2016 which states that about “58% of the common shares were held by residents of the U.S.” Also separately address the requirements in paragraph (1)(ii) of the foreign private issuer definition in Securities Act Rule 405.

Response:

Under Rule 405 of the Securities Act of 1933, a foreign-private issuer (“FPI”) is any foreign issuer unless—as of the last business day of the issuer’s most recently completed second fiscal quarter—(i) more than 50% of its outstanding voting securities are directly or indirectly held of record by U.S. residents, and (ii) one of three other conditions is met. The statement on page 52 of the Form 20-F is as of March 29, 2017, rather than as of June 30, 2016 (the end of the second fiscal quarter of the Company’s most recently completed fiscal year as required pursuant to Rule 405). The Company’s review determined that less than 50% of the outstanding voting securities of the Company were directly or indirectly owned of record by U.S. residents as of June 30, 2016, as calculated pursuant to paragraph (1) of the note to the definition of FPI under Rule 405. Because 50% or less of its outstanding voting securities were directly or indirectly held by U.S. residents as determined pursuant to Note to paragraph (1) of the definition of FPI under Rule 405, the Company did not need to separately address paragraph (1)(ii) for purposes of determining status as a foreign private issuer. Currently, at least one of the three conditions would likely to be met under paragraph (1)(ii) such that the Company would no longer qualify as a foreign private issuer for 2017 if 50% or more of its outstanding voting securities were directly or indirectly held of record by U.S. residents as of June 30, 2017, absent a change of circumstances.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC
Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

The Company will reassess its status as a foreign private issuer going forward as of June 30, 2017 under both paragraphs (1)(i) and (ii) for the definition in Rule 405, after it completes the required analysis following June 30, 2017.

2.

We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until all outstanding comments, if any, on your request for confidential treatment have been cleared.

Response:

The Company acknowledges that the Staff will be unable to declare the registration statement effective until the Company’s request for confidential treatment has been granted.

3.

The language following the second and last bullet points on page 2, as well as the paragraph immediately following the last bullet point, suggests that you are incorporating by reference filings that you will make in the future. Please tell us the bases on which you rely to forward incorporate by reference or revise.

Response:

We will update the language on page 2 within the Amended Registration Statement to omit this information.

***

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 984-8777 or esibbitt@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Eric Sibbitt

Eric Sibbitt
of O’Melveny & Myers LLP

cc:	Paul L. Sieben, Esq., O’Melveny & Myers LLP
Eric L. Kelly, Sphere 3D Corp.
Kurt Kalbfleisch, Sphere 3D Corp.

Exhibit A

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

May 31, 2017

VIA EDGAR AND FEDERAL EXPRESS

Jan Woo
Legal Branch Chief, Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form F-1
Filed April 28, 2017
File No. 333-217548

Dear Ms. Woo:

This letter is submitted by Sphere 3D Corp., an Ontario corporation (the “Company”) in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 16, 2017, regarding the above referenced registration statement. In connection therewith, the Company hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 495-4211 or kkalbfleisch@overlandstorage.com with any questions or comments.

Sincerely,

/s/ Kurt Kalbfleisch

Kurt Kalbfleisch
Chief Financial Officer
Sphere 3D Corp.